UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   10/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security            2)Trans-     3.Trans-       4.Securities Acquired(A) 5)Amount of    6)Ownership  7)Nature of
                               action       action         or Disposed of (D)       Securities     Form:        Indirect
                               Date         Code                                    Beneficially   Direct       Beneficial
                                            -------------  ------------------------ Owned at End   (D) or       Ownership
                               (Month/                              A or            of Month       Indirect
                               Day/Year)    Code        V  Amount   D   Price                      (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                             649,844        D
$0.01 per share
Common Stock, par value        10/04/01    G           V   1,400    D               148,932        I             Booth Charitable
$0.01 per share                                                                                                  Remainder Trust (1)
Common Stock, par value                                                              35,949        I             Daughter Carolyn
$0.01 per share
Common Stock, par value                                                              36,960        I             Daughter Kathleen
$0.01 per share
Common Stock, par value                                                              40,062        I             Thomas Booth Trust
$0.01 per share
Common Stock, par value                                                           1,699,731        I             Trust FBO R. Booth
$0.01 per share
Common Stock, par value                                                             325,000        I             Trust for R. Booth
$0.01 per share
Common Stock, par value                                                              68,772        I              by Spouse
$0.01 per share


                                       1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------



Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-     7)Title and Amount           8)Price     9)Number of    10)Ownership        11)Nature of
Security                       action       of Underlying                of Deri-    Derivative     Form of             Indirect
                               Date         Securities                   vative      Securities     Derivative          Beneficial
                                            ------------------------     Security    Beneficially   Security            Ownership
                                                           Amount or                 Owned at End   Direct (D)
                               Month/Day/                  Number of                 of Month       or Indirect
                               Year         Title                                                   (I)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1)  The  reporting   person  disclaims   beneficial   ownership  of  these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Thomas W. Booth
DATE 11/8/01
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